SECUR[redacted]SION

07002864

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2007
WASH. D.C.
198

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44432

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waterous Securities (U.S.A.) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Suite 1800 Scotia Centre, 700-2nd Street SW
(No. and Street)

Calgary (City) Alberta Canada (State) T2P 2W1 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wendy Brown (403) 261-4245
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

Suite 2700, 205-5 Ave. SW (Address) Calgary (City) Alberta Canada (State) T2P 4B9 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Potter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waterous Securities (U.S.A.) Inc., as of February 26, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director, Scotia Waterous Inc.
Title

Malinda A. Gelinas
Student-at-Law
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2007
WASH. D.C. 190 SECTION

WATEROUS SECURITIES (U.S.A.) INC.

(A wholly owned subsidiary of Scotia Waterous Inc.)

Financial Statements and Schedules
(Expressed in U.S. dollars)

December 31, 2006

(With Independent Auditors' Report Thereon)

KPMG LLP
Chartered Accountants
2700 205 - 5th Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Fax (403) 691-8008
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Waterous Securities (U.S.A.) Inc.

We have audited the accompanying statement of financial condition of Waterous Securities (U.S.A.) Inc. (the "Company") as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Waterous Securities (U.S.A.) Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chartered Accountants

Calgary, Canada
February 22, 2007

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

WATEROUS SECURITIES (U.S.A.) INC.

(A Wholly owned subsidiary of Scotia Waterous Inc.)
Statement of Financial Condition

December 31, 2006
(Expressed in U.S. dollars)

Assets

Cash	$ 159,971
Accounts receivable	380
Prepaid expenses and deposits	3,494
	$ 163,845

Liabilities and Shareholder's Equity

Accounts payable	$ 11,965
Due to parent company	126,298
	138,263
Shareholder's equity:	
Capital stock	60,000
Accumulated deficit	(34,418)
	25,582
	$ 163,845

See accompanying notes to financial statements.

Approved on behalf of the Board:

____________________ Director

____________________ Director

WATEROUS SECURITIES (U.S.A.) INC.

(A Wholly owned subsidiary of Scotia Waterous Inc.)
Statement of Operations

For the year ended December 31, 2006
(Expressed in U.S. dollars)

Revenue:		
Interest income	$	677
Expenses:		
Professional fees		23,636
Regulatory fees		2,890
Other		6,827
		33,353
Net loss	$	(32,676)

Statement of Changes in Stockholder's Equity

For the year ended December 31, 2006
(Expressed in U.S. dollars)

		Capital stock		Accumulated deficit		Total
Stockholder's equity, beginning of the year	$	20,000	$	(1,742)	$	18,258
Capital stock issued		40,000		-		40,000
Net loss		-		(32,676)		(32,676)
Stockholder's equity, end of the year	$	60,000	$	(34,418)	$	25,582

See accompanying notes to financial statements.

WATEROUS SECURITIES (U.S.A.) INC.

(A Wholly owned subsidiary of Scotia Waterous Inc.)
Statements of Cash Flows

For the year ended December 31, 2006
(Expressed in U.S. dollars)

Cash flows from operating activities:	
Net loss	$ (32,676)
Adjustments to reconcile net loss to net cash used in operating activities:	
Accounts receivable	(380)
Prepaid expenses and deposits	(171)
Accounts payable	5,277
Net cash used in operating activities	(27,950)
Cash flows from financing activities:	
Issue of Class A common shares	40,000
Advances from parent company	28,601
Net cash provided by financing activities	68,601
Increase in cash	40,651
Cash, beginning of year	119,320
Cash, end of year	$ 159,971

See accompanying notes to financial statements.

The Corporation was incorporated on November 26, 1991 under the provisions of the Business Corporations Act (Alberta) for the purpose of investment banking. By Articles of Amendment dated December 17, 1991, the Corporation changed its name from 511420 Alberta Inc. to Waterous Securities (U.S.A.) Inc. The Corporation is a non-clearing member of the National Association of Securities Dealers, Inc. (the NASD), and provides investment management advice and consulting services. The Corporation is a wholly-owned subsidiary of Scotia Waterous Inc., a Company incorporated in Alberta. On July 5, 2005 the parent company changed its name from Waterous Securities Inc. to Scotia Waterous Inc.

The Corporation is operating pursuant to a (K)(2)(i) exemption from the Securities and Exchange Commission Rule 15c3-3.

1. Significant accounting policies:

These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The significant accounting policies are as follows:

(a) Income taxes:

The Corporation records income taxes utilizing the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled.

(b) Revenue recognition:

The Corporation recognizes revenue as services are rendered, provided collection is reasonably assured.

(c) Fair value of financial instruments:

The fair values of financial assets and liabilities approximate their carrying amounts due to their imminent maturity or short-term nature.

(d) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Expressed in U.S. dollars)

2. Regulatory net capital requirement and other regulatory requirements:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined which shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $21,708, which was $12,491 in excess of its required net capital of $9,217. The Company's ratio of aggregate indebtedness to net capital was 6.37 to 1.

3. Capital stock:

(a) Authorized:

Unlimited number of Class A common voting shares

Unlimited number of Class B common voting shares

Unlimited number of Class C common voting shares

Unlimited number of Class D common non-voting shares

(b) Issued:

Class A shares

	Number of shares	Amount
Balance, December 31, 2006	6,000	$ 60,000

During 2006 the Company issued 4,000 common shares in the amount of $40,000.

4. Income taxes:

Net loss	$	(32,676)
Federal and provincial statutory tax rate		32.49%
Expected income tax recovery		(10,616)
Change in valuation allowance		10,154
Impact of rate reduction		315
Other		147
Actual income tax (recovery) expense	$	–

4. Income taxes (continued):

Deferred tax assets:		
Non-capital loss carryforwards	$	19,679
Less valuation allowance		19,679
Net deferred tax assets	$	–

At December 31, 2006, the Corporation has non-capital losses available to be carried forward against future taxable income in the amount of approximately $61,000 which begin to expire in 2014. A valuation allowance of $19,679 exists at December 31, 2006 to offset deferred tax assets related to loss carryforwards. Management believes that it is more likely that the deferred tax asset will not be utilized in the future.

5. Related party transactions:

Due to parent company:

The Corporation periodically received advances from its parent company, Scotia Waterous Inc. These advances are unsecured and non-interest bearing with no fixed terms of repayment.

WATEROUS SECURITIES (U.S.A.) INC.

(A Wholly owned subsidiary of Scotia Waterous Inc.)

Schedule 1 – Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2006
(Expressed in U.S. dollars)

Total stockholder's equity from statement of financial condition	$	25,582
Less non-allowable assets:		
Prepaids		3,494
Accounts receivable		380
Net capital		21,708
Minimum capital requirement		9,217
Excess net capital	$	12,491
Aggregate indebtedness	$	138,263
Ratio of aggregate indebtedness to net capital		6.37 to 1

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2006, filed by the Company on Form X-17A-5 on January 25, 2007.

See accompanying independent auditors' report.

Schedule 2 – Computation of Determination of Reserve Requirements
Pursuant to SEC Rule 15c3-3

December 31, 2006

The Company is exempt under subsection k(2)(i) of Rule 15c3-3.

See accompanying independent auditors' report.

Schedule 3 – Information for Possession or Control Requirements
Pursuant to SEC Rule 15c3-3

December 31, 2006

The Company is exempt under subsection k(2)(i) of Rule 15c3-3.

See accompanying independent auditors' report.

KPMG LLP
Chartered Accountants
2700 205 - 5th Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Fax (403) 691-8008
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of Waterous Securities (U.S.A) Inc.

In planning and performing our audit of the financial statements of Waterous Securities (U.S.A.) Inc (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties

KPMG LLP

Chartered Accountants

Calgary, Canada
February 22, 2007